Via EDGAR

May 21, 2018

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-225077

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, SailPoint Technologies Holdings, Inc. respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on May 23, 2018, or as soon thereafter as is practicable.

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SailPoint Technologies, Inc.    |    www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100    |    Austin, Texas 78726    |    T 512.346.2000

Please direct any questions or comments regarding the foregoing to Lanchi Huynh of Vinson & Elkins L.L.P., the Company’s legal counsel, by telephone at (214) 220-7882. Thank you in advance for your assistance.

Very truly yours,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Christopher G. Schmitt
Name:	Christopher G. Schmitt
Title:	Senior Vice President, General Counsel and Secretary

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.
Paul R. Tobias, Vinson & Elkins L.L.P.
J. Wesley Jones, Vinson & Elkins L.L.P.
Lanchi Huynh, Vinson & Elkins L.L.P.
Kenneth J. Gordon, Goodwin Procter LLP
Joseph C. Theis, Goodwin Procter LLP